[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 30, 2010

Mr. Richard Pfordte Ms. Kimberly Browning U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Build America Bonds Managed Duration Trust (File Nos. 333-168042 and 811-22437)

Dear Sir and Madam:

Thank you for your telephonic comments received on September 29-30, 2010 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by Guggenheim Build America Bonds Managed Duration Trust (the “Trust”) on September 14, 2010 (the “Registration Statement”). On behalf of the Trust, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments.  These changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Trust intends to file on or about September 30, 2010 and will be marked to show all changes made since the initial filing of the Registration Statement.

General

Comment 1(a)	Revise disclosure to clarify the nature of the compensation to be paid by the Trust to the affiliated underwriter.

Response 1(a)
The Trust has revised disclosure in footnote (2) on the cover page of the Prospectus to provide a more  “plain English” explanation of the compensation to be paid by the Trust to the affiliated underwriter and the manner in which that payment is subject to the expense limitation applicable to the Trust.

The Trust has also made similar revisions under “Underwriting—Other Relationships” and has added additional disclosure intended to distinguish

Securities and Exchange Commission
September 30, 2010

the services provided to the Trust by the affiliated underwriter relative to services provided by other underwriters in connection with the offering.

Comment 1(b)
Add a footnote to the line item “Other expenses” in the table “Annual Expenses” under the heading “Summary of Trust Expenses” to clarify that the compensation to be paid by the Trust to the affiliated underwriter is not included as an annual expense and to disclose what “Other expenses” would have been had such compensation been included as an annual expense.

Response 1(b)
The Trust has included a footnote to clarify that such compensation is not included under “Other expenses” but has been included under “Offering expenses born by Common Shareholders (as a percentage of offering price)”.  With respect to disclosing what “Other expenses” would have been had such compensation been included as an annual expense, the Trust respectfully submits that such disclosure would be misleading to shareholders.  As such expense is already accounted for under “Offering expenses born by Common Shareholders (as a percentage of offering price)” disclosure suggesting that it could be included under annual expenses may cause shareholders to double count this expense.  The Trust notes that Instruction 9 to Item 3 of Form N-2 states that “Other expenses” is to include “all expenses (except fees and expenses reported in other items in the table) that are deducted from the Registrant’s assets and will be reflected as expenses in the Registrant’s statement of operations.” The compensation paid to the Affiliated Underwriter will not be reflected as an expense in the Trust’s statement of operations, but instead will be reflected in the Trust’s Statement of Changes in Net Assets as a charge to paid in capital, consistent with the accounting treatment of other offering expenses borne by the Trust. Additionally, the Trust notes that based on the projected offering size used in calculating the Annual Expenses, no compensation would be payable to the Affiliated Underwriter, as the offering expenses (excluding compensation payments to the Affiliated Underwriter) would exceed the $0.04 per share offering expense limitation.  We would be happy to discuss this matter further with SEC Staff accountants as necessary.

Comment 1(c)	Please provide the Staff with a supplemental memorandum analyzing whether the fee paid to the Affiliated Underwriter is subject to the provisions of Section 17(d)

Response 1(c)	We will supplementally provide, on behalf of the Trust, an analysis of why the fee paid to the Affiliated Underwriter is not subject to the provisions of Section 17(d) under separate cover.

Comment 2
File as an exhibit to the Registration Statement the agreement pursuant to which the Adviser has agreed to pay the offering expenses of the Trust that exceed $0.04 per common share sold in the offering.

Securities and Exchange Commission
September 30, 2010

Response 2
The Trust will enter into an agreement with the Adviser as described in your comment above, which will be filed as an exhibit to the Registration Statement pursuant to a subsequent pre-effective amendment.

Comment 3	Delete references to Qualified School Construction Bonds (“QSCBs”) if the Trust has no intention to invest in QSCBs.

Response 3
The Trust may invest in QSCBs and other municipal securities which qualify for direct payment subsidies.  The Trust has added disclosure regarding such securities under “Investment Objectives and Policies—Build America Bonds.”

Comment 4	If investments in unregistered hedge funds will be a material investment of the Trust add disclosure regarding such investments in the Prospectus.

Response 4
Investment in unregistered hedge funds is not expected to be a material investment of the Trust.  The Trust has added disclosure to the SAI to clarify that the Trust has no present intention of investing in unregistered hedge funds and will do so in the future only in accordance with applicable interpretations of the Staff of the SEC and the NYSE.

Comment 5	Explain supplementally how the Trust may seek to obtain synthetic exposure to BABs and revise disclosure related to Synthetic Investments as appropriate.

Response 5
As the disclosure in the Prospectus indicates, the Trust may seek to obtain exposure to any type of investment in which the Trust may invest directly, not solely BABs, through the use of derivative instruments.  With respect to BABs specifically, as markets for derivative instruments for BABs, such as swaps, continue to develop, the Trust may be able to obtain indirect exposure to BABs through such instruments.  The Trust would seek exposure to BABs through such instruments only to the extent that such instruments have “economic characteristics similar to” investments in BABs, consistent with the guidance provided by the Staff in Investment Company Act Release No. 24828 at note 13 (Jan, 17, 2001).  The Trust has provided additional disclosure to clarify that such synthetic investments, while having “economic characteristics similar to” the corresponding direct investment may be subject to additional risks.

Comment 6	Provide additional disclosure in the Prospectus regarding Strategic Transactions in which the Trust may invest.

Response 6
As stated in our previous response on behalf of the Trust, the Trust does not believe that more detailed disclosure regarding Strategic Transactions is appropriate in the Prospectus Summary, as the Prospectus Summary is

Securities and Exchange Commission
September 30, 2010

intended to be a synopsis of important information, not an exhaustive description in accordance with Item 3.2 of Form N-2.  In the body of the Prospectus, the Trust has added a new sub-heading “Strategic Transactions” under “Investment Objectives and Policies” under which the Trust has provided additional disclosure regarding the potential use of Strategic Transactions by the Trust.

Comment 7	Provide disclosure regarding the limits on the use of leverage through reverse repurchase agreements and/or inverse floating rate securities.

Response 7
The Trust discloses that the use of leverage through such portfolio transactions are subject to the limits on the Trust’s maximum overall leverage levels approved by the Board of Trustees.  The Trust has added that such limit is currently 33 1/3%.

Comment 8
With respect to the disclosure regarding the amount the Trust will segregate to cover its potential liabilities as a holder of inverse floaters, disclose that the Trust will segregate an amount equal to the value of the outstanding floating rate securities and will not include the bond deposited into the special purpose trust.

Response 8	The Trust has added the requested disclosure.

Comment 9
If no interest expense attributable to TOBs arrangements created by the Trust is reflected in the expense table, add disclosure in the prospectus that the Trust will not create a TOBs arrangement in the first year of the Trust’s operations.

Response 9	The Trust has added the requested disclosure.

Comment 10	Disclose how the Trust will calculate Managed Assets with respect to leverage incurred through investment in inverse floating rate securities.

Response 10	The requested disclosure is set forth under “Use of Financial Leverage—Inverse Floating Rate Securities.”

Comment 11
Unless investment in distressed or defaulted securities is not a material investment strategy of the Trust, move disclosure regarding such investments from the Statement of Additional Information to the Prospectus.  Alternatively, add disclosure that such investments are not a material investment strategy of the Trust.

Response 11
Investment in distressed or defaulted securities is not expected to be a material investment of the Trust.  The Trust has added disclosure to the SAI to clarify that the Trust has no present intention of investing in securities of financially distressed and bankrupt issuers.

Securities and Exchange Commission
September 30, 2010

Comment 12	File as exhibits to the Registration Statement the agreements pursuant to which the Adviser will pay additional compensation to underwriters.

Response 12	Such agreements will be filed as exhibits in a subsequent pre-effective amendment.

* * *

In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman